UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 25, 2023

PacWest Bancorp

(Exact name of registrant as specified in its charter)

Delaware	001-36408	33-0885320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9701 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code: (310) 887-8500

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act of (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act of (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC

Depository Shares, each representing 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) of Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On July 25, 2023, PacWest Bancorp, a Delaware corporation (“PacWest”), and Banc of California, Inc., a Maryland corporation (“Banc”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of July 25, 2023 (the “Merger Agreement”), by and among PacWest, Banc, and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Banc (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PacWest (the “Merger”), with PacWest surviving the Merger (the “Surviving Entity”), and immediately following the Merger, the Surviving Entity will be merged with and into Banc, with Banc continuing as the surviving entity (the “Second Step Merger”). Promptly following the Second Step Merger, Pacific Western Bank, a California-chartered non-member bank and wholly-owned subsidiary of PacWest, will become a member of the Federal Reserve System, and promptly following the effectiveness of such Federal Reserve System membership, Banc of California, National Association, a wholly-owned subsidiary of Banc, will merge with and into Pacific Western Bank (the “Bank Merger”), with Pacific Western Bank surviving the Bank Merger. Banc also announced that on July 25, 2023 it entered into separate investment agreements, pursuant to which affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”), will invest an aggregate of $400 million for newly issued equity securities in Banc substantially concurrently with, and subject to, the effective time of the Merger. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement, PacWest and Banc intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

99.1	Press Release, dated July 25, 2023
99.2	Investor Presentation, dated July 25, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc and PacWest and the proposed investment by the Warburg Investors and the Centerbridge Investors in equity securities of Banc pursuant to the investment agreements entered into between the Investors and Banc (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc stockholders and PacWest stockholders within the time period provided in the Merger Agreement; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc and PacWest; (vii) potential difficulties in retaining Banc and PacWest customers and employees as a result of the proposed transaction; (viii) Banc’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc’s or PacWest’s business activities, restrict Banc’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc’s or PacWest’s ability or that of Banc’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc nor PacWest presently knows or that Banc or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc and PacWest anticipate that subsequent events and developments will cause Banc’s and PacWest’s assessments to change. While Banc and PacWest may elect to update these forward-looking statements at some point in the future, Banc and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc nor PacWest gives any assurance that either Banc or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

NO OFFER OR SOLICITATION

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to the proposed transaction between Banc and PacWest and the proposed investment in Banc by the Investors. Banc intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc’s common stock and PacWest’s common stock in connection with Banc’s and PacWest’s solicitation of proxies for the vote by Banc’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc or PacWest may also file other documents with the SEC regarding the proposed transaction.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to SUCH documents, CAREFULLY AND IN THEIR ENTIRETY because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc or PacWest with the SEC also may be obtained free of charge at Banc’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to Banc, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.

PARTICIPANTS IN THE SOLICITATION

Banc and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc and PacWest in Banc’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc or PacWest will also be available free of charge from Banc or PacWest using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2023	PACWEST BANCORP

	By:	/s/ Paul W. Taylor
Paul W. Taylor President and Chief Executive Officer

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